# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UWM Holdings Corporation, CIK 0001783398
CUSIP: 91823B109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 585 South Boulevard E, Pontiac, Michigan (MI), 48341
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001842002
Persons authorized to receive notices and communications: Mat Ishbia, 585 South Boulevard E, Pontiac, Michigan (MI), 48341, 800-981-8898; SFS Holding Corp, 585 South Boulevard E, Pontiac, Michigan (MI), 48341, 800-981-8898

## Reporting persons
- Mat Ishbia (CIK 0001841794): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,106,370; shared voting power 1,397,782,620; sole dispositive power 5,106,370; shared dispositive power 1,397,782,620; aggregate amount beneficially owned 1,402,888,990 (87.8% of the class)
- SFS Holding Corp. (CIK 0001842002): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,397,782,620; sole dispositive power 0; shared dispositive power 1,397,782,620; aggregate amount beneficially owned 1,397,782,620 (87.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: UWM Holdings Corporation
Address of issuer's principal executive offices: 585 South Boulevard E, Pontiac, Michigan (MI), 48341
Comment: This Amendment No 7 (the "Amendment") to Schedule 13D is being jointly filed by Mat Ishbia and SFS Holding Corp. ("SFS Corp." and together with Mat Ishbia, collectively referred to as the "Reporting Persons") and relates to the Class A Common Stock, par value $0.0001 per share (the "Class A Stock"), of UWM Holdings Corporation, a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on February 1, 2021, as amended by Amendment No 1 filed on September 4, 2024, as amended by Amendment No 2 filed on September 18, 2024, as amended by Amendment No 3 filed on October 3, 2024, as amended by Amendment No 4 filed on October 15, 2024, as amended by Amendment No 5 filed on March 19, 2025 and as amended by Amendment No 6 filed on April 2, 2025 (the "Schedule 13D"). The principal executive offices of the Issuer are located at 585 South Boulevard E, Pontiac, Michigan 48341. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13 D is hereby amended by the addition of the following:

As previously disclosed in the Issuer's Quarterly Report on Form 10-Q, on March 17, 2025, SFS Corp., adopted a 10b5-1 trading arrangement (the "10b5-1 Plan") which provides for the potential sale from time to time of up to 80,000,000 shares of the Issuer's Class A Stock from June 17, 2025 until June 15, 2026 or earlier if all shares of Class A Stock under the 10b5-1 Plan are sold. The purpose of the 10b5-1 Plan is to increase the public float of the Issuer's Class A Common Stock. The number of shares sold each quarter during the 10b5-1 Plan will be based on availability under Rule 144 and will be sold daily during the term of the 10b5-1 Plan.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13 D is hereby amended by the addition of the following:

As previously disclosed in the Issuer's Quarterly Report on Form 10-Q, on March 17, 2025, SFS Corp., adopted a 10b5-1 Plan which provides for the potential sale from time to time of up to 80,000,000 shares of the Issuer's Class A Stock from June 17, 2025 until June 15, 2026 or earlier if all shares of Class A Stock under the 10b5-1 Plan are sold. The purpose of the 10b5-1 Plan is to increase the public float of the Issuer's Class A Common Stock. The number of shares sold each quarter during the 10b5-1 Plan will be based on availability under Rule 144 and will be sold daily during the term of the 10b5-1 Plan.

## Signatures
- Mat Ishbia: /s/ Mat Ishbia, Mat Ishbia (06/17/2025)
- SFS Holding Corp.: /s/ Mat Ishbia, Mat Ishbia, Chief Executive Officer (06/17/2025)